Exhibit 99.17

CONSENT OF FREDERIK FOURIE

To:	United States Securities and Exchange
Commission

Re:	Asanko Gold Inc. (the “Company”)
Annual Report on Form 40-F
Consent of Expert

This consent is provided in connection with the Company’s annual report on Form 40-F for the year ended December 31, 2017 to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”) and any amendments thereto (the “Annual Report”). The Annual Report incorporates by reference, among other things, the Company’s Annual Information Form for the year ended December 31, 2017 (the “AIF”), and the Company’s Management Discussion and Analysis for the year ended December 31, 2017 (the “MD&A”).

I hereby consent to the use of my name in connection with reference to my involvement in the AIF and the MD&A that are incorporated by reference into the Annual Report and the Company’s registration statement on Form F-10, as amended (SEC File No. 333-222363). Dated the 16thday of March, 2018.

Sincerely,

/s/ Frederik Fourie
_________________________________
Frederik Fourie,
Asanko Senior Mining Engineer, (Pr.Eng)